Merrimack Pharmaceuticals, Inc.

One Kendall Square, Suite B7201

Cambridge, MA 02139

January 14, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Merrimack Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 4, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 10, 2014

File No. 001-35409

Ladies and Gentlemen:

On behalf of Merrimack Pharmaceuticals, Inc. (the “Company”), this letter is submitted in response to the comment contained in a letter dated December 30, 2014 from Jim B. Rosenberg of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Sullivan, Chief Financial Officer and Treasurer of the Company. For your reference, the Staff’s comment is reproduced in italics and the Company’s response is set forth below such comment in standard type.

Form 10-Q for quarterly period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements

4. License and Collaboration Agreements, page 12

1.	Please tell us your basis for classifying $46.5 million of the $100 million upfront payment received from Baxter as a current liability at September 30, 2014. Please provide us proposed disclosure to be included in future filings, as required by ASC 605-25-50-2, that discloses the expected general timing for the deliverables under this arrangement.

Response:

As discussed in the referenced note, the Company has determined that the collaboration represents a services agreement and, as such, has estimated the level of effort expected to be completed as a result of Baxter International Inc., Baxter Healthcare Corporation and Baxter Healthcare SA (collectively “Baxter”) providing the identified deliverables. The Company will recognize revenue from the non-refundable upfront payment, forecasted non-substantive milestone payments and estimated payments related to discovery, research, development and technology transfer services based on proportional performance as effort is completed over the expected services period.

As of September 30, 2014, the Company had $100.0 million of deferred revenue related to the license and collaboration agreement with Baxter, $47.5 million of which is classified as current, with the remainder classified as non-current in the condensed consolidated balance sheets based upon the Company’s estimate of revenue that will be recognized within the next twelve months.

The current portion of deferred revenue was estimated by the Company based upon the revenue recognition model prepared by management. This model is driven by the estimated level of effort to be completed over the expected services period. The current portion of deferred revenue represents the estimated revenue to be recognized associated with effort expected to be completed during the period from October 1, 2014 through September 30, 2015.

In response to the Staff’s comment, the Company proposes to include the following disclosure in future periodic reports in the Baxter section of the License and Collaboration Agreements note (revisions underlined):

“On September 23, 2014, the Company and Baxter entered into a license and collaboration agreement (the “Baxter Agreement”) for the development and commercialization of MM-398 outside of the United States and Taiwan (the “Licensed Territory”). As part of the Baxter Agreement, the Company granted Baxter an exclusive, royalty-bearing right and license under the Company’s patent rights and know-how to develop and commercialize MM-398 in the Licensed Territory. Baxter is responsible for using commercially reasonable efforts to develop, obtain regulatory approvals for and, following regulatory approval, commercializing MM-398 in the Licensed Territory. A joint steering committee comprised of an equal number of representatives from each of Baxter and the Company is responsible for approving changes to the global development plan for MM-398, including all budgets, and overseeing the parties’ development and commercialization activities with respect to MM-398. Unless otherwise agreed, the Company will be responsible for conducting all clinical trials contemplated by the global development plan for MM-398 and manufacturing all clinical material needed for such trials.

Under the terms of the Baxter Agreement, the Company received a $100.0 million upfront, non-refundable cash payment. In addition, the Company is eligible to receive from Baxter (i) up to an aggregate of $100.0 million upon the achievement of specified research and development milestones, (ii) up to an aggregate of $520.0 million upon the achievement of specified regulatory milestones and (iii) up to an aggregate of $250.0 million upon the achievement of specified sales milestones. Under the terms of the Baxter Agreement, the Company will bear up to the first $98.8 million of costs related to the development of MM-398 for pancreatic cancer patients who have not previously received gemcitabine; however, the Company expects most of these costs to be offset by payments received upon the achievement of clinical trial-related milestones. The Company and Baxter will share equally all other clinical trial costs contemplated by the global development plan. The Company is also entitled to tiered, escalating royalties ranging from sub-teen double-digits to low twenties percentages of net sales of MM-398 in the Licensed Territory.

The Company and Baxter expect to enter into a commercial supply agreement pursuant to which the Company will supply MM-398 bulk drug substance to Baxter and, at Baxter’s option, may manage fill and finish activities to be conducted by a third party contract manufacturer for Baxter. Baxter also has the option to manufacture MM-398 itself, in which case the Company will perform a technology transfer of its manufacturing process to Baxter.

Under the Baxter Agreement, the Company granted Baxter a right of first negotiation to obtain a license to develop and commercialize MM-111, MM-141 and MM-302 outside of the United States.

If not terminated earlier by either party, the Baxter Agreement will expire upon expiration of all royalty and other payment obligations of Baxter under the Baxter Agreement. Either party may terminate the Baxter Agreement in the event of an uncured material breach by the other party. Baxter may also terminate the Baxter Agreement on a product-by-product, country-by-country or sub-territory-by-sub-territory basis or in its entirety, for its convenience, upon 180 days’ prior written notice. In addition, the Company may terminate the Baxter Agreement if Baxter challenges or supports any challenge of the Company’s licensed patent rights.

At the inception of the collaboration, the Company identified the following deliverables as part of the Baxter Agreement: (i) license to develop and commercialize MM-398 in Baxter’s territories, (ii) discovery, research, development and manufacturing services required to complete ongoing clinical trials related to MM-398, (iii) discovery, research, development and manufacturing services needed to complete future clinical trials in further indications related to MM-398, (iv) the option to perform a technology transfer of the Company’s manufacturing process related to the production of MM-398 to Baxter and (v) participation on the joint steering committee.

The Company concluded that none of the deliverables identified at the inception of the collaboration has standalone value from the other undelivered elements. As such, all deliverables represent a single unit of accounting.

The Company has determined that the collaboration represents a services agreement and as such has estimated the level of effort expected to be completed as a result of providing the identified deliverables. The Company will recognize revenue from the non-refundable upfront payment, forecasted non-substantive milestone payments and estimated payments related to discovery, research, development and technology transfer services based on proportional performance as effort is completed over the expected services period, which is estimated to be primarily complete by December 31, 2019. The Company will periodically review and, if necessary, revise the estimated service period related to its collaboration with Baxter.

Research, development and regulatory milestones that are considered substantive on the basis of the contingent nature of the milestone will be recognized as revenue in full in the period in which the associated milestone is achieved, assuming all other revenue recognition criteria are met. All sales milestones will be accounted for in the same manner as royalties and recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

During the [period] ended [month date], 20[XX], the Company recognized $[X.X] million of revenue associated with these payment amounts. As of [month date], 20[XX], the Company had $[X.X] million of deferred revenue related to the Baxter Agreement, $[X.X] million of which is classified as current in the consolidated balance sheets based upon the Company’s estimate of revenue that will be recognized as a result of effort expected to be completed within the next twelve months. As of [month date], 20[XX], the Company had $[X.X] million of accounts receivable outstanding with Baxter.”

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to call the undersigned at (617) 441-1036.

Very truly yours,

/s/ William A. Sullivan

William A. Sullivan
Chief Financial Officer and Treasurer

cc:	Jeffrey A. Munsie, Esq.

Brian J. Kickham, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

Brian A. Johnson, Esq.

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